                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Seven hundred million euro Webfin dispute resolved with the De Agostini Group

TELECOM ITALIA MEDIA ACQUIRES 40% OF WEBFIN

FOR 287 MILLION EUROS

TI Media and Telecom Italia targets remain unaffected

Milan, June 28, 2004 - TI Media announces that it has reached agreement with the De Agostini Group over the controversy currently subject to arbitration proceedings regarding a contract signed on September 20, 2000, concerning the acquisition of a 40% equity interest in Webfin (which owns 66% Matrix, owner of the portal Virgilio).

Under the terms of the agreement – which now supersedes the contract signed on September 20, 2000 – De Agostini Invest is to transfer its entire Webfin holding to TI Media (which already has a controlling 60% stake in the company). TI Media shall pay 287 million euros rather than the originally-agreed price of 700 million euros, and an additional 38 million euros for the amounts paid out by De Agostini Invest since July 2001 to cover Webfin’s losses and recapitalize the company.

This agreement is incurring a temporary 325 million euros increase in TI Media’s debt, corresponding to the total loan Telecom Italia granted at market rates, making good the obligation undertaken by the latter during the disposal of its controlling stake in the "new" Seat company (the beneficiary company of the 2003 split that brought TI Media into being), in order to supply TI Media with the funds required to cover debts and commitments existing at the time the split became effective.

TI Media is to improve its financial and balance sheet position through the following actions:

•

disposal of the Webfin equity acquired from De Agostini Invest, to Vertico (wholly-owned by Telecom Italia, and already holder of a 33.3% stake in Matrix). This sale, undertaken at a price of 42.6 million euros, as assessed by valuation carried out by both companies, will enable TI Media to retain its control over Matrix while reducing its financial exposure to the parent company; at the same time, it will be consolidating existing Internet commercial agreements between Telecom Italia and Matrix/Virgilio;

•

a paid increase of capital under option for a total amount of approximately 120 million euros (inclusive of share premium), to be carried out between now and the end of the year. The Company Board of Directors is scheduled to announce the date for the Shareholders’ Meeting called to adopt this proposal by the end of July 2004. On said occasion, the Board of Directors will also anticipate the approval of final first half accounts, in order to provide the market with as much information as possible.

Telecom Italia shall support this operation by subscribing its share of the capital increase, and any unsubscribed shares from the rights issue.

As a result, TI Media S.p.A. earnings will include a net loss of 130 million euros. Telecom Italia S.p.A. will take a net loss of around 113 million euros.

At Group level the net loss will correspond to around 189 million euros for the TI Media Group and 116 million euros for the Telecom Italia Group.

The above transactions will result in an approximately 162 million euro increase in TI Media’s consolidated net debt at the end of 2004. This will have been reduced to around 70 million euros by the end of 2006. The corresponding figures for Telecom Italia are approximately 280 million euros for the end of this year, and 186 million euros for the end of 2005.

The above mentioned events are not expected to affect the targets previously announced to the market by Telecom Italia and TI Media.

* * *

The information contained herein does not constitute an offer of securities for sale in the United States.

The securities that may be offered or sold as part of any capital increase referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold, directly or indirectly, in the United States except pursuant to an exemption from registration.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Telecom Italia Media Relations Telecom Italia Media Press Office +39.06.3688.2610 www.telecomitalia.it/stampa_uk Telecom Italia Media Investor Relations +39.06.5144.8424 www.telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 28th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager